Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company

Forbes Medi-Tech Inc.

Suite 200 - 750 West Pender St.

Vancouver, British Columbia V6C 2T8

2.

Date of Material Change

August 15, 2008

3.

News Release

A news release respecting this material change was disseminated on August 18, 2008 via Marketwire.

4.

Summary of Material Change

Forbes Medi-Tech Inc. (“Forbes” or “Company”) has announced the sale of its pharmaceutical assets and business unit based in San Diego, California to Transition Therapeutics Inc. (NASDAQ:TTHI, TSX:TTH) (“Transition”).

5.

Full Description of Material Change

Pursuant to an Assignment Agreement dated August 15, 2008 (the “Assignment Agreement”) among Forbes Medi-Tech (Research) Inc. (“Forbes Research”, an indirect wholly-owned subsidiary of the Company), and Transition Therapeutics Inc. (“Transition”),  Forbes Research has assigned certain pharmaceutical intellectual property  to Transition in consideration of the following (all dollars are US dollars):

(a)

Nine hundred and ten thousand dollars (US$910,000) on the closing of the transaction.

(b)

Contingent consideration totaling one million dollars (US$1,000,000) upon the dosing of the first patient in the first FDA Phase II clinical trial, for any compound disclosed in an assigned patent or derived from or included in assigned intellectual property.

(c)

Contingent consideration totaling one million dollars (US$1,000,000) upon the filing and acceptance of the first NDA filed with the FDA for any compound disclosed in an assigned patent or derived from or included in assigned intellectual property.

Each contingent consideration payment in (b) and (c) above will only be payable once in respect of each of the three compound classes described in the Assignment Agreement and hence contingent consideration shall never exceed US$6,000,000 in the aggregate.  Such contingent consideration may be in the form of cash or shares of Transition (or a combination thereof) at the sole discretion of Transition.

Pursuant to an Asset Purchase Agreement dated August 15, 2008 between Forbes Research and Transition Therapeutics (USA) Inc. (“Transition USA”), Forbes Research sold its tangible pharmaceutical assets to Transition USA for US$90,000.

Pursuant to a Payment, Amendment and Release Agreement dated August 15, 2008 among the Company, Forbes Research, John J. Nestor Jr., Sequenom, Inc. and W.S. Investment Company, LLC (John J. Nestor Jr., Sequenom Inc. and W.S. Investment Company, LLC being hereinafter referred to as the “Therapei Stockholders”), Forbes Research has agreed to pay to the Therapei Stockholders 20% of the amounts received by it pursuant to the Assignment Agreement in consideration for the assignment thereunder.

All amounts payable to the Therapei Stockholders are to be paid as to 20% in cash and as to 80% in common shares of the Company, subject to the Company’s right to elect to pay cash in lieu of shares in certain circumstances.   In consideration of the agreement to make these payments, the Therapei Stockholders have released the Company and Forbes Research from all obligations under a prior Development Agreement, have terminated the Development Agreement, and have released and discharged the Company and Forbes Research from any obligation to make future milestone payments pursuant to a prior Merger Agreement.    For a discussion of the prior Development Agreement and the prior Merger Agreement, see the Material Change Report dated October 30, 2006 of the Company’s predecessor, 3887685 Canada Inc., formerly Forbes Medi-Tech Operations Inc.

See also the attached news release dated August 18, 2008.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

7.

Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

8.

Executive Officer

David Goold, Chief Financial Officer

Tel: (604) 689-5899

9.

Date of Report

August 19, 2008

Forward-looking statements and information:

This material change report contains forward-looking statements and information within the meaning of applicable securities laws.  Forward-looking statements and information are inherently uncertain, and actual results may differ materially from the forward-looking statements and information due to a variety of risks, uncertainties and other factors.  For a further description of these forward-looking statements and information, and certain risks and uncertainties related to them, please see the attached news release dated August 18, 2008, as well as the Company‘s  latest Annual Report on Form 20-F, and other documents filed by the Company with Canadian and U.S. securities regulatory authorities at www.sedar.com and www.sec.gov.  Forward-looking statements and information are based on the beliefs, assumptions, and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation, except as required by law, to update its forward-looking statements if those beliefs, assumptions, or expectations or other circumstances should change.

FOR IMMEDIATE RELEASE	August 18, 2008

Forbes Medi-Tech Announces Sale of Pharmaceutical Assets
~Company Focuses on Building Its Revenue-Generating Nutraceutical Business~

VANCOUVER, BC – Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) (“Forbes” or “Company”) announced today the sale of its pharmaceutical assets and business unit based in San Diego, California to Transition Therapeutics Inc. (NASDAQ:TTHI, TSX:TTH) (“Transition”). Terms of the sale include an upfront payment of US $1 million in cash paid at closing to Forbes along with potential future payments of up to US $6 million, in cash or Transition shares, based upon Transition reaching certain developmental and regulatory milestones as outlined in the agreement.

Forbes originally acquired these pharmaceutical assets in October 2006 as part of its acquisition of Therapei Pharmaceuticals Inc. (“Therapei”). In May 2008, the Company outlined restructuring plans to focus on its core nutraceutical business and discontinue pharmaceutical development activities.

“As highlighted in a recent news release, this initiative will reduce the company’s burn rate while allowing Forbes to clearly focus on further developing its nutraceutical business – through both organic growth and M&A initiatives within the functional food and dietary supplement markets,” said Charles Butt, President and CEO of Forbes Medi-Tech Inc.

Of the amounts received from this transaction, Forbes will pay 20 percent to the former Therapei shareholders, in cash and common shares of Forbes.

About Forbes Medi-Tech Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) is a life sciences company focused on evidence-based nutritional solutions. A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol™ plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower “LDL” cholesterol levels safely and naturally. Building upon established partnerships with leading retailers and manufacturers across the globe, Forbes helps its customers to develop private label and branded products. For more information about Forbes Medi-Tech, please visit www.forbesmedi.com.

This News Release contains forward-looking statements and forward-looking information, within the meaning of applicable securities laws (collectively, “forward-looking statements”), regarding the Company’s sale of its pharmaceutical assets, the potential receipt of future consideration from the sale, and the development of the Company’s nutraceutical business. Forward-looking statements can be identified by forward-looking terminology such as “potential”, “up to”, “building upon”, “helps”, “further developing”, “will”, and similar expressions or variations thereon. Forward-looking statements are inherently uncertain, and actual results may differ materially from the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, uncertainty whether any future payments will be received by the Company as a result of the sale to Transition; uncertainty as to the Company’s future organic growth or whether any M&A transactions will be achieved; the Company’s need for additional future capital, which is not assured; the Company’s dependence on a few existing, and its need for additional, customers; risks inherent in new product development; competition;   intellectual property, product liability and insurance risks; manufacturing risks and the Company’s dependency on a single manufacturer for its supplies of Reducol™; exchange rate fluctuations; and changes in the Company’s business strategy or plans. For a further discussion of these and other known risks and uncertainties affecting the Company and its business, please see our latest Annual Information Form / Form 20-F, and other documents filed by us with Canadian and U.S. securities regulatory authorities at www.sedar.com and www.sec.gov. Forward-looking statements are based on the beliefs, assumptions, and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation, except as required by law, to update its forward-looking statements if those beliefs, assumptions, or expectations or other circumstances should change.

Reducol™ is a trademark of Forbes Medi-Tech Inc.

Contact:

Jodi Regts

Director, Investor Relations and Communications

Phone: (604) 681-8976

E-mail: jregts@forbesmedi.com

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